Exhibit 99.1

HEXO Corp. Regains Compliance with Nasdaq Minimum Bid Price Requirement

GATINEAU, Quebec--(BUSINESS WIRE)--January 20, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”), a leading producer of high-quality cannabis products, today announced that it has received formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has regained compliance with the minimum bid price requirement in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Stock Market.

The notice the Company received from Nasdaq on January 19, 2023 noted that the Company evidenced a closing bid price of its common shares on The Nasdaq Stock Market at or greater than the US$1.00 per share minimum requirement for the last 10 consecutive business days.

“We’re pleased the market is starting to recognize the strides we’ve made this year to position HEXO for long-term success”, said Charlie Bowman, President and CEO of HEXO. “We’ve kept a tight focus on resetting the organization for profitable growth and remain dedicated to delivering a premium cannabis experience. We continue to build investor confidence as we look to position HEXO for long-term financial success."

The Company is also listed on the Toronto Stock Exchange. Regaining compliance on The Nasdaq Stock Market does not affect the Company’s compliance status with such listing.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with HEXO’s management’s discussion and analysis and consolidated financial statements and notes thereto as at and for the year ended July 31, 2022. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2022 dated October 31, 2022.

About HEXO Corp.

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada. HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

Contacts

For HEXO media or investor inquiries:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com